

June 13, 2012

Via E-mail
Mr. Brian Bidulka
Chief Financial Officer
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

> **Re: Research In Motion Limited**
> **Form 40-F for the fiscal year ended March 3, 2012**
> **Filed April 9, 2012**
> **File No. 0-29898**

Dear Mr. Bidulka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended March 3, 2012

Exhibit 1.2

Note 6. Intangible assets, net, page 20

1. Regarding your purchase of the Nortel patents, we note that the majority of the purchase price was allocated to intangible assets. Please tell us the amount and the nature of the account recognized for the balance of the purchase price. Refer to your basis in the accounting literature.

Exhibit 1.3

Results of Operations – Fiscal 2012 Compared to Fiscal 2011 and Fiscal 2010
Fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011

Overview, page 4

2. Please expand the discussion to address the following comments.

    - Refer to the second sentence in the third paragraph. Disclose your current worldwide
      market share as compared to the prior year. Discuss how the "bring-your-own
      device" strategies of your customers impacted your current operations and how it will
      impact your future operations. In addition, discuss how you plan to address such
      strategies of your customers. We understand the both Halliburton and the U.S.
      military have recently decided to use your competitors' smartphones instead of their
      Blackberry smartphones.
    - In your earnings call, you discuss your plans to refocus on your enterprise business
      and to significantly change your services business. Expand your discussion to discuss
      such plans and their expected impact on your future results of operations. In addition,
      discuss the impact the availability of Apps has on your operations.
    - Refer to the last sentence in the last paragraph. Discuss in detail how you expect to
      utilize the Nortel patent portfolio and its expected impact on your future results of
      operations.

Revenue, page 22

3. Please expand the discussion to address the following comments.

    - Discuss in more detail the underlying reasons for the significant decrease in revenue
      attributable to sales in the United States and whether you expect this trend to continue
      or change and the reasons why. We note that your market share decreased 41% to
      23% in the current year and revenues from the United States decreased 46% from the
      prior year. We note your discussion on pages 24 and 39.
    - Discuss the significance of having BlackBerry handheld devices in the market for
      over a year without the timely introduction of the next generation of BlackBerry
      handheld devices. Discuss what hardware and software upgrades were necessary to
      compete in the smartphone market and why such upgrades were not identified sooner.
      In addition, discuss how you corrected this issue to be more competitive in the
      smartphone market.
    - Discuss your BlackBerry 7 incentive plan and how such plan will impact your future
      revenues.
    - Tell us and explain why 300,000 BlackBerry PlayBook tablets shipped were not
      recognized as revenues. It is unclear from the Critical Accounting and Estimates
      section of the MD&A what revenue recognition criteria were not met. In addition,

tell us in detail the nature of your sell-through to end users and how you are accounting for such sales.

- Refer to service revenue discussion. Quantify the decrease in service revenues related to the United States subscriber base. In addition, discuss the reasons for such decrease and whether you expect this trend to continue or change and the reasons why.

- Refer to the last paragraph. Quantify the decrease in your United States smartphone market share. In addition, expand to discuss in detail whether you expect the factors that contributed to such decrease will continue or change and the reasons why. We note your discussion on page 39.

Gross Margin, page 24

4. Since the Blackberry 7 is a new model, please tell us why no provision was recognized for the Blackberry 6.

Cost of Sales, page 41

5. Please expand to discuss the reasons for purchasing the patent and patent application and how such purchases will impact your future revenues and results of operations.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director